Exhibit 2
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[E-Cruiter.com Logo]

FOR IMMEDIATE RELEASE

             E-CRUITER.COM FOUNDER ANNOUNCES APPOINTMENT OF MICHAEL
               MULLARKEY AS PRESIDENT AND CHIEF EXECUTIVE OFFICER;
                           STANTON TO REMAIN CHAIRMAN

           MULLARKEY TO DRIVE U.S. EXPANSION AND ACQUISITION STRATEGY

OTTAWA, CANADA - APRIL 4, 2001- E-CRUITER.COM INC. (NASDAQ - ECRU) - a leading provider of human capital management solutions - today announced the appointment of Michael Mullarkey as president and chief executive officer of E-Cruiter.com. Gerry Stanton, E-Cruiter.com founder, will remain chairman of the board of directors, and has appointed Mr. Mullarkey to take over the management of the company and lead the U.S. expansion and acquisition strategy.

Mr. Mullarkey's appointment follows today's earlier announcement that E-Cruiter.com has acquired Paula Allen Holdings Inc., doing business as Allen And Associates Inc., one of the largest full service outplacement/marketing firms delivering career transitioning and recruitment services throughout the U.S. with offices in 11 cities, including Dallas, Denver, Atlanta and Chicago.

"It is with great pleasure that I announce the appointment of Michael Mullarkey as president and chief executive officer of E-Cruiter.com," said STANTON, CHAIRMAN, E-CRUITER.COM. "Michael is extraordinarily talented, focused, and a true visionary in our industry. I know he will serve the company well as we expand into the U.S. and deliver new service offerings that empower companies to take control of their human capital processes."

Mr. Mullarkey, the chief executive officer of Allen And Associates, brings over 15 years business experience in building and combining companies with synergistic skill-sets, rapid growth, and profitability objectives. At Sony Electronics, USA, (NYSE: SNE) Mr. Mullarkey was general manager and vice president for the $1.6 billion Business Solutions Company division handling all business-to-business corporate sales activities. He spent eight years at SONY Electronics, USA, holding a number of senior management positions.

Mr. Mullarkey also serves as strategic technology advisor on emerging technologies for companies such as SONY Electronics, Antec, and The Prime Group. He has been an investment advisor for a number of start-up enterprises focused on Web-enabled technologies, management consulting, human resources and software development.

In 1998, Mr. Mullarkey co-founded and was managing director of IT Mergers & Acquisitions, LLC. (IT M&A), an investment group managing private equity funding


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and investing in emerging technology markets and companies specializing in information technology. Prior to co-founding IT M&A, Mr. Mullarkey was senior vice president of sales and marketing for Allin Communications (NASDAQ: ALLN).

"I am excited to join E-Cruiter.com's experienced management team and lead the charge as we pursue our growth strategy and move towards profitability," said MICHAEL MULLARKEY, PRESIDENT AND CHIEF EXECUTIVE OFFICER, E-Cruiter.com. "Gerry has been the driving force behind E-Cruiter.com's success to-date. Through his leadership it evolved into a well-capitalized company with an excellent foundation of blue-chip customers, solid technology and a clear growth strategy. With his assistance, I look forward to pioneering a comprehensive human capital management company delivering customer successes and shareholder value."

The all-stock purchase of Allen And Associates Inc., a profitable, privately-held company is subject to shareholder and regulatory approval and will close shortly. The company will operate as a wholly owned subsidiary, and will expedite E-Cruiter.com's position to cash-flow break-even and profitability.

ABOUT E-CRUITER.COM INC.
E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of customer focused Web-powered hiring management systems and human resources services. The company offers enterprises a comprehensive suite of solutions that streamline and increase the efficiency of human capital management processes from recruitment through to talent assessment, deployment and development. The company's expertise has motivated Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., Watson Wyatt Worldwide, Sony Music Canada and numerous high-growth start-ups to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).

ABOUT ALLEN AND ASSOCIATES INC.
Allen And Associates, headquartered in Orlando, Florida, is one of the largest, full-service outplacement/marketing firm in the nation, providing professional assistance to thousands of people who enter the job market each year. The company's professional staff consists of men and women from both the private and public sectors of business and industry. They possess years of successful experience in recruiting, training, management development, psychological testing, career development, advertising and communications. Allen And Associates management consulting practice focuses on emerging technologies and extending human capital management strategy. Taking advantage of the Internet and technology, the service integrates platforms, systems and software, including human resource management systems delivering innovative business processes that encourage corporate growth.

With branch offices currently located in major cities throughout the U.S., Allen And Associates serves more than 10,000 private clients annually. For more information visit http://www.ecruiter.com or call toll free 1-800-660-8188.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements


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that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

Media Contacts:

Sarah Spence                                Maggie O'Lett
E-Cruiter.com                               High Road Communications
Tel: 416-222-6344 ext. 568                  A Fleishman-Hillard Company
E-mail: sarah.spence@ecruiter.com           Tel: 613-236-0909 ext. 314
        -------------------------           E-mail: molett@highroad.com
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Investor Relations Contacts:

Tammie Brown                                Craig Armitage
E-Cruiter.com                               Fleishman-Hillard
Tel: 613-236-2263 ext. 263                  Tel: 416-214-0701 ext. 322
E-mail: tammie.brown@ecruiter.com           E-mail: armitagc@fleishman.com
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